UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-117335 333-117355-40

NOTIFICATION OF LATE FILING	CUSIP NUMBER
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐Form N-SAR
☐ Form N-CSR
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Calpine Generating Company, LLC
CalGen Finance Corp. and
Each of the Additional Registrants listed below
(collectively, the “Registrants”)
TABLE OF ADDITIONAL REGISTRANTS

	State of		I.R.S. Employer
	Incorporation	Commission File	Identification
Registrant	or Organization	Number	Number
CalGen Expansion Company, LLC	Delaware	333-117335-39	77-0555127
Baytown Energy Center, LP	Delaware	333-117335-38	77-0555135
Calpine Baytown Energy Center GP, LLC	Delaware	333-117335-37	77-0555133
Calpine Baytown Energy Center LP, LLC	Delaware	333-117335-36	77-0555138
Baytown Power GP, LLC	Delaware	333-117335-35	86-1056699
Baytown Power, LP	Delaware	333-117335-34	86-1056708
Carville Energy LLC	Delaware	333-117335-33	36-4309608
Channel Energy Center, LP	Delaware	333-117335-32	77-0555137
Calpine Channel Energy Center GP, LLC	Delaware	333-117335-31	77-0555139
Calpine Channel Energy Center LP, LLC	Delaware	333-117335-09	77-0555140
Channel Power GP, LLC	Delaware	333-117335-08	86-1056758
Channel Power, LP	Delaware	333-117335-07	86-1056755
Columbia Energy LLC	Delaware	333-117335-06	36-4380154
Corpus Christi Cogeneration LP	Delaware	333-117335-05	36-4337040
Nueces Bay Energy LLC	Delaware	333-117335-04	36-4216016
Calpine Northbrook Southcoast Investors, LLC	Delaware	333-117335-03	36-4337045
Calpine Corpus Christi Energy GP, LLC	Delaware	333-117335-02	86-1056770
Calpine Corpus Christi Energy, LP	Delaware	333-117335-30	86-1056497
Decatur Energy Center, LLC	Delaware	333-117335-29	77-0555708

	State of		I.R.S. Employer
	Incorporation	Commission File	Identification
Registrant	or Organization	Number	Number
Delta Energy Center, LLC	Delaware	333-117335-28	95-4812214
CalGen Project Equipment Finance Company Two, LLC	Delaware	333-117335-27	77-0585399
Freestone Power Generation LP	Texas	333-117335-26	76-0608559
Calpine Freestone, LLC	Delaware	333-117335-25	77-0486738
CPN Freestone, LLC	Delaware	333-117335-24	77-0545937
Calpine Freestone Energy GP, LLC	Delaware	333-117335-23	86-1056713
Calpine Freestone Energy, LP	Delaware	333-117335-22	86-1056720
Calpine Power Equipment LP	Texas	333-117335-21	76-0645514
Los Medanos Energy Center, LLC	Delaware	333-117335-20	77-0553164
CalGen Project Equipment Finance Company One, LLC	Delaware	333-117335-19	77-0556245
Morgan Energy Center, LLC	Delaware	333-117335-18	77-0555141
Pastoria Energy Facility L.L.C	Delaware	333-117335-17	77-0581976
Calpine Pastoria Holdings, LLC	Delaware	333-117335-16	77-0559247
Calpine Oneta Power, L.P	Delaware	333-117335-15	75-2815392
Calpine Oneta Power I, LLC	Delaware	333-117335-14	75-2815390
Calpine Oneta Power II, LLC	Delaware	333-117335-13	75-2815394
Zion Energy LLC	Delaware	333-117335-12	36-4330312
CalGen Project Equipment Finance Company Three LLC	Delaware	333-117335-11	10-0008436
CalGen Equipment Finance Holdings, LLC	Delaware	333-117335-10	77-0555519
CalGen Equipment Finance Company, LLC	Delaware	333-117335-01	77-0555523

Full Name of Registrant

Former Name if Applicable

50 West San Fernando Street

Address of Principal Executive Office (Street and Number)

San Jose, CA 95113

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)
     Calpine Generating Company, LLC, CalGen Finance Corp. and the other registrants listed on the Table of the Additional Registrants attached hereto (collectively, the “Registrants”) are filing this Form 12b-25 with respect to their Form 10-Q for the period ended June 30, 2006 (the “6/30/06 10-Q”), because they need additional time to complete their quarter end close processes and to complete the financial statements and other disclosures to be included in the 6/30/06 10-Q.
     The Registrants filed for protection under Chapter 11 of the U.S. Bankruptcy Code on December 21, 2005. Since that time, the Registrants, together with Calpine Corporation (“Calpine”) and Calpine’s other subsidiaries that have also filed for bankruptcy, have been attending to matters relating to those proceedings, including the evaluation of existing contracts and facility operating leases for rejection, assumption or repudiation, valuation of assets, the determination of the tax provision together with the evaluation of deferred tax assets and the need for valuation allowances, the preparation of financial projections and formulation and preparation of disclosure materials to the United States Trustee’s office and the Bankruptcy Court, and the formulation of a plan of reorganization. At the same time, the Registrants have experienced attrition of certain key personnel within their accounting organization, including, in particular, the resignations of certain key personnel in their financial reporting functions, for certain of which positions, the Registrants have not been able to retain permanent replacements as of the date herein. As a result, the Registrants require additional time to complete their quarter end close processes and to complete their financial statements and other disclosures to be included in the 6/30/06 10-Q. Accordingly, the Registrants are not able to file their 6/30/06 10-Q within the prescribed time period without unreasonable effort or expense. The Registrants are making diligent efforts to file their 6/30/06 10-Q as soon as reasonably practicable. However, the Registrants believe that, despite such efforts, it is likely that they will not be able to complete their financial statements and file the 6/30/06 10-Q by August 21, 2006; the Registrants will file the 6/30/06 10-Q as soon as reasonably practicable after that date and after completion and filing of their Annual Report of Form 10-K and Form 10-Q for the period ended March 31, 2006 as described below.
     The Registrants have not yet been able to file their Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), nor have they been able to file their Form 10-Q for the period ended March 31, 2006. The Registrants are diligently working to file these reports as soon as possible. In connection with the audit of the annual report on Form 10-K, the Registrants are researching concerns over accounting for income taxes and the related deferred tax liabilities associated with a stock acquisition of assets without tax basis step up in 2000. Additionally, the Registrants are researching fuel expense recorded from their affiliate in 2005 and 2004. Neither item affects the Registrants’ parent’s consolidated financial statements. The resolution of these matters is not complete at this time; however, if the Registrants determine that their accounting for income taxes and/or fuel expense was not in conformance with GAAP, the Registrants may determine that a restatement of certain of their previously issued financial statements is required, which, among other things, could have the effect of providing for tax benefits and adjustments to fuel expense in prior periods.
     As management finalizes its consolidated financial statements for the 2005 Form 10-K, control deficiencies may be identified and those deficiencies may also individually and in the aggregate constitute one or more material weaknesses. Specifically, if the Registrants determine that a restatement of the previously issued financial statements is needed, this will constitute a material weakness. The existence of one or more material weaknesses as of December 31, 2005, March 31, 2006 and June 30, 2006, will preclude a conclusion by management that the Registrants’ internal control over financial reporting was effective as of that date. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
     Further, due to the Registrants’ Chapter 11 filings on December 21, 2005, and the uncertainties related to the fact that the Registrants have not yet had time to complete and have approved a plan of reorganization, the Registrants expect to receive an explanatory paragraph in the audit opinion of their financial statements as of and for the year ended December 31, 2005 describing substantial doubt about their ability to continue as a going concern.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles B. Clark, Jr.	408	792-1202

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐     No ☑
• Annual Report on Form 10-K for the year ended December 31, 2005

• Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑      No☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Calpine Generating Company, LLC
CalGen Finance Corp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006	By:	/s/ Charles B. Clark, Jr.
Charles B. Clark, Jr.
Chief Financial Officer and Treasurer

ATTACHMENT
Significant Change in Results of Operations
     The Registrants expect a decreased net loss compared to the net loss in the same period in the prior year and expect a net loss of $16.4 million and $66.0 million subject to certain adjustments, if any, that may be recorded for the three and six months ending June 30, 2006 compared to a net loss of $48.7 million and $79.5 million in the same periods in 2005, respectively.